Exhibit 99(a)(9)


                    NEW PREFERRED STOCK APPROVED FOR LISTING
                           ON NASDAQ NATIONAL MARKETS


      Houston, August 5, 1997 . . . FirstCity Financial Corporation announced today that its New Preferred Stock, which was issued pursuant to its exchange offer, was approved for quotation on NASDAQ National Markets. The trading symbol for the New Preferred Stock, which will be eligible for trading beginning

Thursday, August 7, 1997, will be FCFCO.


      The exchange offer, under which the New Preferred Stock was created,

expired at 5 p.m. New York City time, on Monday, August 4, 1997. Approximately

1,066,000 of the company's Special Preferred Stock were tendered for exchange for the New Preferred Stock.


      FirstCity Financial Corporation is a diversified financial services company engaged in portfolio acquisition, consumer lending, mortgage banking and asset servicing through approximately 50 offices in the US and with affiliate organizations in Europe. Its common (FCFC), Special Preferred (FCFCP) and New

Preferred (FCFCO) stocks are listed on the NASDAQ National Market System.